UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the six-month periods ended June 30, 2015 and 2014 of Paragon Shipping Inc. (the "Company") and unaudited interim condensed consolidated financial statements of the Company for the six-month periods ended June 30, 2015 and 2014, and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-192517) filed with the U.S. Securities and Exchange Commission with an effective date of January 8, 2014.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2015 and 2014. Unless otherwise specified herein, references to the "Company", "we" or "our" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on April 17, 2015 (the "Annual Report"). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview
We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007.

Our current fleet consists of seven Panamax drybulk carriers, one Supramax drybulk carrier and four Handysize drybulk carriers. Furthermore, we have in place five newbuilding contracts consisting of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered from the third quarter of 2015 through the first quarter of 2016.

Vessel Management
Allseas Marine S.A. ("Allseas") and Seacommercial Shipping Services S.A. ("Seacommercial") are responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial also provide commercial and technical management services for the fleet of Box Ships Inc. (NYSE:TEU) ("Box Ships"). Allseas and Seacommercial are controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou.

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from ten days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. All of our vessels are currently employed on fixed-rate time charters with expirations ranging from September 2015 to May 2016.

Results of Operations
Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.
•	Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.
•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.
•	Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under period time charters and trip time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether our vessels are employed on time charters or on voyage charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Charter Revenues
Charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

Vessel Operating Expenses
Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Dry-docking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expense dry-docking costs as incurred.

Management Fees - Related Party

Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Management Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Accounting Agreement" of our Annual Report for the year ended December 31, 2014.

Furthermore, in order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Agreement with Loretto" of our Annual Report for the year ended December 31, 2014.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life of our vessels is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value. Refer to "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies and Estimates–Vessel Depreciation" of our Annual Report for the year ended December 31, 2014.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Administrative Services Agreement" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement" of our Annual Report for the year ended December 31, 2014. In addition, general and administrative expenses include directors' fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the non-vested share awards issued as incentive compensation under our Equity Incentive Plan, please see "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan" of our Annual Report for the year ended December 31, 2014.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our current and future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant. In addition, we have incurred and expect to incur interest expenses relating to our issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year ("Unsecured Notes").

Selected Information

The following tables present selected unaudited consolidated financial and other data of the Company for the six months ended June 30, 2014 and 2015 and as of December 31, 2014 and June 30, 2015, derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data.

	Six Months Ended June 30,
	2014	2015
STATEMENTS OF COMPREHENSIVE LOSS DATA
Net revenue	27,252,998	19,380,009
Operating loss	(24,064,748)	(77,251,366)
Net loss	(35,536,894)	(81,837,965)
Loss per Class A common share, basic and diluted	(1.56)	(3.29)

OTHER FINANCIAL DATA
Net cash used in operating activities	(340,907)	(2,670,511)
Net cash (used in) / from investing activities	(63,927,472)	11,382,380
Net cash from / (used in) financing activities	55,169,325	(11,525,662)
Net decrease in cash and cash equivalents	(9,099,054)	(2,813,793)

	December 31,	June 30,
	2014	2015
BALANCE SHEET DATA
Total assets	456,604,166	365,309,776
Total liabilities	234,203,623	224,105,373
Total shareholders' equity	222,400,543	141,204,403

	Six Months Ended June 30,
	2014	2015
FLEET DATA
Calendar days for fleet	2,528	2,896
Available days for fleet	2,467	2,878
Operating days for fleet	2,436	2,853

Average number of vessels (1)	14.0	16.0
Number of vessels at end of period	14	16

Fleet utilization (2)	98.7%	99.1%
AVERAGE DAILY RESULTS
Vessel operating expenses (3)	4,236	4,015
Management fees - related party (4)	1,406	880
General and administrative expenses (5)	1,358	1,021

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.
(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(4)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(5)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

Results of Operations

Six months ended June 30, 2015 and 2014
The average number of vessels in our fleet was 16.0 for the six months ended June 30, 2015, compared to 14.0 for the six months ended June 30, 2014. The following analysis discusses the primary drivers of the differences between these periods.

•	Charter revenue—Charter revenue was $20.6 million for the six months ended June 30, 2015, compared to $28.9 million for the same period in 2014. The increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 2,436, for the six months ended June 30, 2014, to 2,853, for the six months ended June 30, 2015, were offset by the decrease in the charter rates earned by the vessels period over period as a result of the lower contracted rates due to the continued weakness in the drybulk market. After deducting commissions of $1.2 million, we had net revenue of $19.4 million for the six months ended June 30, 2015, compared to $27.3 million net revenue, after deducting commissions of $1.6 million, for the six months ended June 30, 2014.

•	Voyage expenses—Voyage expenses amounted to $4.7 million for the six months ended June 30, 2015, compared to $7.3 million for the same period in 2014. The decrease in our voyage expenses mainly reflects a decrease of $1.7 million in the bunkers consumed during off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers, a decrease of $0.6 million in port charges and other related expenses for our vessels that were employed on voyage charters during the six months ended June 30, 2015 and 2014, and a decrease of $0.3 million in extra war risk insurances.

•	Vessel operating expenses—Vessel operating expenses amounted to $11.6 million, or $4,015 per vessel per day, for the six months ended June 30, 2015, compared to $10.7 million, or $4,236 per vessel per day, for the six months ended June 30, 2014. The increase in the operating expenses mainly reflects the increase in the average number of our vessels from 14.0 vessels for the six months ended June 30, 2014, to 16.0 vessels for the six months ended June 30, 2015. The decrease in the daily vessel operating expenses is due to the Company's cost control efficiency and the economies of scale of having a larger fleet. The decrease is also due to a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

•	Dry-docking expenses—We incurred an aggregate of $0.4 million in dry-docking expenses for the six months ended June 30, 2015, compared to $2.2 million for the six months ended June 30, 2014. Three of our vessels were dry-docked during the first six months of 2014, while only one of our vessels underwent dry-docking during the same period in 2015, resulting in lower dry-docking costs.

•	Management fees - related party—We incurred an aggregate of $2.5 million, or $880 per vessel per day, in management fees for the six months ended June 30, 2015, compared to an aggregate of $3.6 million, or $1,406 per vessel per day, in management fees for the six months ended June 30, 2014. The decrease in management fees mainly reflects the share based compensation of $0.9 million that was recorded in the six months ended June 30, 2014, relating to the award of shares to Allseas, in line with the agreement with Loretto, as described in "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Agreements with Our Managers–Agreement with Loretto" of our Annual Report for the year ended December 31, 2014. There were no such awards for the six months ended June 30, 2015. The decrease in management fees was offset by the increase in the average number of vessels in our fleet period over period and the corresponding increase in the number of calendar days of our fleet.

•	Depreciation—Depreciation of vessels for the six months ended June 30, 2015 amounted to $9.9 million, compared to $8.9 million for the six months ended June 30, 2014, reflecting the increase in the average number of vessels in our fleet for the six months ended June 30, 2015, compared to the six months ended June 30, 2014.

•	General and administrative expenses—General and administrative expenses for the six months ended June 30, 2015 were $3.0 million, compared to $3.4 million in general and administrative expenses for the six months ended June 30, 2014. The $0.4 million decrease was mainly due to a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

•	Loss related to assets held for sale—Loss related to assets held for sale for the six months ended June 30, 2015 of $47.6 million mainly relates to the write down to fair value less cost to sell of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, following their classification as assets held for sale as of June 30, 2015 (refer to Notes 7 and 11 to our unaudited interim condensed consolidated financial statements included elsewhere herein).

•	Impairment loss—Impairment loss for the six months ended June 30, 2015 of $16.8 million relates to the write down to fair value of the contract price of the five newbuilding drybulk carriers (refer to Notes 5 and 11 to our unaudited interim condensed consolidated financial statements included elsewhere herein), due to the assessment of their sale as probable.

•	(Gain) / loss from marketable securities, net—Loss from marketable securities, net, for the six months ended June 30, 2015 of $0.1 million relates to the sale of 44,550 shares of Korea Line Corporation ("KLC") at an average sale price of $21.68 per share that was concluded in the second quarter of 2015. Gain from marketable securities, net, for the six months ended June 30, 2014 of $11,598 relates to the sale of 6,596 shares of KLC at an average share price of $26.50 per share that was concluded in the second quarter of 2014.

•	Interest and finance costs—Interest and finance costs for the six months ended June 30, 2015 were $4.4 million, compared to $5.0 million for the same period in 2014. The decrease in interest and finance costs mainly reflects a decrease of $1.5 million with respect to the write-off of the unamortized financing costs relating to the cancellation of the China Development Bank loan facility dated May 17, 2013, as well as the refinancing of the loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea Bank Finland Plc (dated May 5, 2011) in the first six months of 2014 (refer to Notes 5 and 9 to our financial statements included in our Annual Report for the year ended December 31, 2014), offset by an increase of $1.0 million in interest charged in the six month period ended June 30, 2015, relating to our Unsecured Notes.

•	Loss on derivatives, net—Loss on derivatives for the six months ended June 30, 2015 of $0.2 million consists of an unrealized gain of $0.2 million, representing a gain to record at fair value our interest rate swaps for the first six months of 2015, and realized expenses of $0.4 million incurred from interest rate swaps during the same period. Loss on derivatives for the six months ended June 30, 2014 of $0.3 million consists of an unrealized gain of $0.1 million, representing a gain to record at fair value our interest rate swaps for the first six months of 2014, and realized expenses of $0.4 million incurred from interest rate swaps during the same period.

•	Equity in net (loss) / income of affiliate—Equity in net (loss) / income of affiliate for the six months ended June 30, 2015 was an income of $0.2 million, compared to a loss of $0.3 million for the same period in 2014. This increase is mainly associated with the increase in earnings available to common shareholders of Box Ships for the first six months of 2015, as compared to the same period in 2014.

•	Loss on investment in affiliate—Loss on investment in affiliate of $0.2 million for the six months ended June 30, 2015 relates to the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share that was concluded in the second quarter of 2015. Loss on investment in affiliate of $5.9 million for the six months ended June 30, 2014 consists of $0.2 million, relating to the dilution effect from the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2015, as well as the aggregate impairment in investment in affiliate of $5.6 million, relating to the difference between the fair value and the book value of the investment in Box Ships as of March 31, 2014 and June 30, 2014, which was considered as other than temporary.

•	Net loss—As a result of the above factors, net loss for the six months ended June 30, 2015, was $81.8 million, compared to net loss of $35.5 million for the six months ended June 30, 2014.

Cash Flows

Our principal sources of funds for the six months ended June 30, 2015 have been our cash inflows from the operation of our fleet, proceeds from the sale of our investment in Box Ships and proceeds from the sale of our shares of KLC. Our principal uses of funds have been capital expenditures for vessels under construction, working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of June 30, 2015 amounted to $4.2 million, compared to $7.0 million as of December 31, 2014. We define working capital as current assets minus current liabilities. We had a working capital deficit of $144.3 million as of June 30, 2015, compared to the working capital deficit of $1.1 million as of December 31, 2014. The decrease in our working capital is mainly due to the increase in the current portion of long-term debt, net of deferred financing costs, by $136.8 million in the aggregate, due to the classification of our long-term debt as current as of June 30, 2015 (refer to Notes 3 and 9 to our unaudited interim condensed consolidated financial statements included elsewhere herein). It also reflects a decrease in cash and cash equivalents of $2.8 million, a decrease in the current portion of our restricted cash of $2.9 million, a decrease in marketable securities of $1.0 million as a result of the sale of the shares of KLC, and a decrease of $3.3 million in the remaining current assets and current liabilities. The decrease in our working capital is offset by the increase in assets held for sale, less the increase in liabilities associated with such assets, which in the aggregate amounted to $3.6 million (refer to Notes 7 and 9 to our unaudited interim condensed consolidated financial statements included elsewhere herein).

Operating Activities

•	Net cash used in operating activities was $2.7 million for the six months ended June 30, 2015, compared to $0.3 million for the six months ended June 30, 2014. The decrease in our net cash from operating activities was mainly due to a lower charter revenue net of commissions by $7.9 million, and an increase in cash paid for interest and finance costs of $0.8 million, partially offset by a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $4.1 million, and an increase in cash flows from changes in other assets and liabilities that in aggregate amounted to $2.2 million.
Investing Activities

•	Net cash from investing activities was $11.4 million for the six months ended June 30, 2015. This mainly reflects a decrease in our restricted cash of $9.9 million and the net proceeds from the sale of our investment in Box Ships and the sale of the 44,550 shares of KLC that in the aggregate amounted to $3.9 million, partially offset by the capital expenditures of $2.4 million relating to the construction of our newbuilding vessels. Net cash used in investing activities was $63.9 million for the six months ended June 30, 2014. This mainly reflects the cash outflows of $62.1 million relating to the delivery of the M/V Proud Seas, the first installments for the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, the first installments for the Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144, YZJ1145 and YZJ1142, and the outstanding contractual cost of the 4,800 TEU containership newbuilding that was offset by the net proceeds from the sale of the respective vessel to an unrelated third party in May 2014. It also reflects an increase in our restricted cash of $1.9 million, and the acquisition of other fixed assets of $0.1 million, partially offset by the proceeds from the sale of 6,596 KLC shares of $0.2 million.

Financing Activities

•	Net cash used in financing activities was $11.5 million for the six months ended June 30, 2015, which mainly reflects the long-term debt repayments of $11.1 million, and the payment of financing costs of $0.4 million. Net cash from financing activities was $55.2 million for the six months ended June 30, 2014, which mainly reflects the proceeds from long-term debt of $107.1 million and the net proceeds of $39.7 million from the public offering of 6,785,000 Class A common shares completed in February 2014, offset by the long-term debt repayments of $89.1 million, the cash outflows of $0.2 million relating to the purchase of treasury stock pursuant to the share buyback program that was authorized by our Board of Directors in May 2014, and the payment of financing costs of $2.5 million.

Debt Agreements

For information relating to our debt agreements, please see Note 9 to our financial statements included in our Annual Report for the year ended December 31, 2014 and Note 9 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our cash inflows from the operation of our fleet, proceeds from the sale of assets, borrowings under our loan and credit facilities or from our notes offering, and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, their compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our Board of Directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under certain of our loan and credit facilities and other external factors, may limit our ability to pay dividends. See "Item 8. Financial Information—Dividend Policy" of our Annual Report for the year ended December 31, 2014.

On June 25, 2015, a special committee consisting of our five independent directors ("Special Committee") was assigned to investigate the potential block sale of four vessels of our operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving the Company's liquidity. The Special Committee determined to be in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries ("Sale Transaction"). The Sale Transaction was based on a mutually agreed value of $63.2 million for the four vessels transferred, net of a commission of 1.00% over such value, payable to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015. For information relating to our latest fleet developments, please see Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Furthermore, we have entered into contracts for the construction of drybulk vessels.

In May 2015, we agreed to postpone the delivery of the three Kamsarmax drybulk carriers currently under construction until the first quarter of 2016.

Our current newbuilding contracts consist of two Ultramax drybulk vessels (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with expected deliveries from the third quarter of 2015 through the first quarter of 2016. Our current newbuilding contracts have an aggregate cost of $148.2 million, of which $101.7 million remains outstanding as of the date of this report.

On July 31, 2015, we agreed to cancel the available borrowing capacity of up to $78.0 million with respect to the undrawn portion of the syndicated loan facility led by Nordea Bank Finland Plc, as discussed below. Based on our cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to our newbuilding contracts that become due in the twelve-month period ending June 30, 2016. We plan to arrange new debt financing for our newbuilding vessels or extend the deliveries from the shipyards. If we are unable to do so, we may also consider selling the respective newbuilding contracts. Thus, as of June 30, 2015, we assessed as probable the potential sale of the five newbuilding contracts. For information relating to our latest newbuilding contracts developments, please see Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

On March 27, 2015, we entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of one and a portion of five of our scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016. The deferred amounts will be settled along with the balloon installment. In addition, the then pledged cash under the respective loan agreement was agreed to be utilized against the next principal payments until the final installment on the maturity of the loan. The bank also agreed to waive the minimum liquid assets and the security cover ratio covenants until the final maturity of the loan.

On May 13, 2015, we entered into an amending and restating agreement with Commerzbank AG, and agreed to defer a portion of our four scheduled quarterly installments due in 2015, and to waive the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. The deferred amounts will be settled along with the balloon installment. For any amounts deferred, the applicable margin will be 4.5%. We also agreed to a $3.0 million partial prepayment by using the then pledged cash, a portion of which was prepaid in the first quarter of 2015, while the balance was paid upon signing the final documentation in May 2015.

On May 28, 2015, we agreed with Bank of Ireland to defer 50% of the quarterly installments due in 2015 and to waive the financial and security cover ratio covenants contained in the facility, effective from January 1, 2015 until March 31, 2016. The deferred amounts will be settled along with the balloon installment.

In June 2015, HSBC Bank Plc agreed to waive the minimum market value adjusted net worth and the security cover ratio covenants for the test period ending March 31, 2015.

On May 29, 2015, the syndicate led by Nordea Bank Finland Plc agreed to reduce the threshold of the security cover ratio covenant from 135% to 110%, effective from January 1, 2015 until March 31, 2015. The syndicate also agreed that any breach of the financial covenants contained in the respective facility for the test period ending March 31, 2015, shall not be deemed as an event of default. In addition, on July 31, 2015, we entered into a loan supplemental agreement and agreed, subject to certain conditions including the initiation of a $4.0 million equity offering, in connection with which proceeds of at least $1.0 million must be received by December 31, 2015, to amended terms with the syndicate led by Nordea Bank Finland Plc, including the deferral of one and a portion of two of its scheduled quarterly installments due in the third quarter of 2015 through the first quarter of 2016. The deferred amounts will be settled along with the balloon installment. We also agreed to cancel the available borrowing capacity of up to $78.0 million with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts. In addition, effective from April 1, 2015 until March 31, 2016, the syndicate agreed to waive the application of the ratio of market value adjusted shareholders' equity to the market value adjusted total assets, to amend the definition of the minimum working capital requirement to include only the trade working capital, to amend the definition of the minimum liquidity requirement to be equal to or greater than $250,000 per vessel owned, and to reduce the threshold of the security cover ratio covenant from 135% to 105%.

On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed above, we proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc and HSH Nordbank AG, amounting to $56.4 million in the aggregate.

Following the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc and the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG discussed above, we proceeded with the write-off of the unamortized financing costs of the respective facilities of $1.7 million, which will be recorded in the third quarter of 2015.

For information relating to our debt agreements, please see Note 9 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2014 and Note 9 our unaudited interim condensed consolidated financial statements included elsewhere herein.

In the second quarter of 2015, we sold the total of 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. The proceeds from the sale of such shares amounted to $2.9 million.

In addition, in the second quarter of 2015, we sold the total of 44,550 KLC shares at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $1.0 million, net of commissions.

As of June 30, 2015, we had $219.7 million of outstanding indebtedness, which includes the long-term debt associated with assets held for sale of $58.8 million relating to the outstanding indebtedness of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas. In addition, as of June 30, 2015, we were not in compliance with the minimum liquid assets, the minimum market value adjusted net worth, the maximum leverage ratio, the minimum equity ratio, the minimum working capital and the security cover ratio covenants contained in three of our loan and credit facilities. The respective breaches were subsequently cured as we either extinguished the affected debt or obtained waivers and amendments for the affected covenants as of June 30, 2015, as discussed above.

Given the current drybulk charter rates, it is probable that we will not be in compliance with several financial and security cover ratio covenants contained in certain of our loan and credit facilities on the applicable measurement dates in 2016 and, accordingly, we have presented all our borrowings as current. As a result of the cross default provisions included in our debt agreements, actual breaches existing under our debt agreements could result in defaults under all of our debt and the acceleration of such debt by our lenders. We are planning to further negotiate with our lenders to extend the existing waivers of the affected covenants. Failure to obtain such waivers may result in our inability to maintain compliance with the aforementioned covenants on the applicable measurement dates in 2016. If this event occurs, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows.

Currently, we have no unused facility available to be drawn down with respect to our loan and credit facilities.

Based on our cash flow projections and following the cancellation of the debt financing relating to our newbuilding vessels as discussed above, cash on hand and cash provided by operating activities will not be sufficient to cover our liquidity needs that become due in the twelve-month period ending June 30, 2016. If current drybulk charter rates remain at today's low levels and such event occurs, we are currently exploring several alternatives aiming to manage our working capital requirements and other commitments, including additional bank debt and future equity offerings. We may also proceed with the sale of existing vessels and newbuilding contracts.

As management believes that the above mentioned negotiations with its lenders and other planned financing transactions will be successful, the accompanying interim condensed consolidated financial statements were prepared assuming that we will continue as a going concern. Therefore, the accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event we are unable to continue as a going concern.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of June 30, 2015, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements.

Following the extinguishment of the loan facilities with HSH Nordbank AG and HSBC Bank Plc as discussed above, in July 2015, we also proceeded with the cancellation of the respective swap agreements. The cancellation of these swap agreements resulted in an aggregate loss of $0.2 million, which will be recorded in the third quarter of 2015.

For information relating to our swap agreements, please see Note 10 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2014 and Notes 9 and 10 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Recent Developments

For information relating to our recent developments, please see Note 16 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of September 4, 2015.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	7	517,140
Supramax
Sapphire Seas	Supramax	53,702	2005
Total Supramax	1	53,702
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	12	719,769

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q3 2015
Hull no. DY4052	Ultramax	63,500	Q4 2015
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1145	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1142	Kamsarmax	81,800	Q1 2016
Total Kamsarmax	3	245,400
Grand Total	5	372,400

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Condensed consolidated Balance Sheets as of December 31, 2014 and June 30, 2015 (unaudited)	F‑2
Unaudited interim condensed consolidated Statements of Comprehensive Loss for the six months ended June 30, 2014 and 2015	F‑3
Unaudited interim condensed consolidated Statements of Shareholders' Equity for the six months ended June 30, 2014 and 2015	F‑4
Unaudited interim condensed consolidated Statements of Cash Flows for the six months ended June 30, 2014 and 2015	F‑5
Notes to the unaudited interim condensed consolidated Financial Statements	F‑6

Paragon Shipping Inc.
Condensed Consolidated Balance Sheets
As of December 31, 2014 and June 30, 2015 (unaudited)
(Expressed in United States Dollars - except for share data)

	Notes	December 31, 2014	June 30, 2015
Assets
Current assets
Cash and cash equivalents		7,030,507	4,216,714
Restricted cash	Note 3	6,929,172	4,010,000
Trade receivables, net		7,021,588	4,358,203
Other receivables		1,273,132	1,212,601
Prepaid expenses		503,109	977,632
Due from related parties	Note 4	843,510	707,045
Inventories		2,131,464	1,761,544
Interest rate swaps	Notes 3, 10, 11	-	1,894
Other assets		-	6,183
Assets held for sale	Notes 7, 11	-	62,568,000
Marketable securities	Note 11	955,535	-
Total current assets		26,688,017	79,819,816
Fixed assets
Vessels, net	Note 6	369,032,973	249,395,119
Advances for vessels under construction	Note 5	49,971,703	35,299,383
Other fixed assets, net		922,565	795,458
Total fixed assets, net		419,927,241	285,489,960
Investment in affiliate	Note 8	2,956,250	-
Interest rate swaps	Notes 3, 10, 11	66,475	-
Other assets		6,183	-
Restricted cash	Note 3	6,960,000	-
Total Assets		456,604,166	365,309,776
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,766,734	2,603,592
Accrued expenses		4,012,238	4,226,051
Due to related parties	Note 4	166,354	721,213
Interest rate swaps	Notes 3, 10, 11	589,896	332,907
Deferred income		233,245	437,259
Liabilities associated with assets held for sale	Notes 7, 9, 11	-	58,997,676
Current portion of long-term debt, net of deferred financing costs, current	Notes 2, 3, 9	19,991,791	156,786,675
Total current liabilities		27,760,258	224,105,373
Long-term liabilities
Long-term debt, net of current portion and deferred financing costs, non-current	Notes 2, 3, 9	206,425,996	-
Interest rate swaps	Notes 3, 10, 11	17,369	-
Total long-term liabilities		206,443,365	-
Total Liabilities		234,203,623	224,105,373
Commitments and Contingencies
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding		-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 24,809,142 and 24,909,142 issued and outstanding at December 31, 2014 and June 30, 2015, respectively	Note 12	24,809	24,909
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding		-	-
Additional paid-in capital		535,233,573	535,724,312
Accumulated other comprehensive loss	Note 11	(150,986)	-
Accumulated deficit		(312,706,853)	(394,544,818)
Total Shareholders' Equity		222,400,543	141,204,403
Total Liabilities and Shareholders' Equity		456,604,166	365,309,776

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the six months ended June 30, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	Notes	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Revenue
Charter revenue		28,903,018	20,630,545
Commissions (including related party of $350,706 and $251,826 for the six months ended June 30, 2014 and 2015, respectively)	Note 4	(1,650,020)	(1,250,536)
Net Revenue		27,252,998	19,380,009
Expenses / (Income)
Voyage expenses, net		7,258,954	4,691,784
Vessels operating expenses (including related party of $470,202 and $653,815 for the six months ended June 30, 2014 and 2015, respectively)	Note 4	10,709,866	11,627,849
Dry-docking expenses (including related party of $123,840 and $16,260 for the six months ended June 30, 2014 and 2015, respectively)	Note 4	2,193,110	350,759
Management fees - related party	Note 4	3,553,781	2,548,942
Depreciation	Note 6	8,912,078	9,911,305
General and administrative expenses (including related party of $2,031,563 and $1,646,862 for the six months ended June 30, 2014 and 2015, respectively)	Note 4	3,433,751	2,955,820
Loss related to assets held for sale	Notes 6, 11	-	47,639,830
Impairment loss	Notes 5, 11	15,695,282	16,753,838
Bad debt provisions		14,901	16,719
Gain from sale of assets (net of vessel sale & purchase commissions to related party of $745,000 and $0 for the six months ended June 30, 2014 and 2015, respectively)	Note 4	(402,805)	-
(Gain) / loss from marketable securities, net	Note 11	(11,598)	134,529
Other income, net		(39,574)	-
Operating Loss		(24,064,748)	(77,251,366)
Other Income / (Expenses)
Interest and finance costs		(5,022,108)	(4,434,782)
Loss on derivatives, net	Notes 10, 11	(335,663)	(198,930)
Interest income		12,199	3,112
Equity in net (loss) / income of affiliate	Note 8	(258,022)	173,002
Loss on investment in affiliate	Note 8	(5,855,306)	(206,835)
Foreign currency (loss) / gain		(13,246)	77,834
Total Other Expenses, net		(11,472,146)	(4,586,599)
Net Loss		(35,536,894)	(81,837,965)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	Note 11	131,238	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	Note 11	98,656	-
Equity in other comprehensive loss of affiliate	Note 8	(5,422)	-
Transfer of equity in other comprehensive loss of affiliate to "Loss on investment in affiliate"	Note 8	-	13,779
Unrealized (loss) / gain on change in fair value of marketable securities	Note 11	(68,628)	2,678
Transfer of (gain) / loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	Note 11	(11,598)	134,529
Total Other Comprehensive Income		144,246	150,986

Comprehensive Loss		(35,392,648)	(81,686,979)

Loss per Class A common share, basic and diluted	Note 14	$(1.56)	$(3.29)
Weighted average number of Class A common shares, basic and diluted	Note 14	22,414,824	24,460,642

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity
For the six months ended June 30, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance January 1, 2014	17,669,442	17,669	493,803,591	(259,811)	(260,910,672)	232,650,777
Issuance of Class A common shares	6,920,700	6,921	39,734,231	-	-	39,741,152
Cancellation of Class A common shares	(30,000)	(30)	(170,431)	-	-	(170,461)
Issuance of non-vested Class A common share awards	32,000	32	(32)	-	-	-
Share based compensation	-	-	1,358,961	-	-	1,358,961
Net loss	-	-	-	-	(35,536,894)	(35,536,894)
Other comprehensive income	-	-	-	144,246	-	144,246
Balance June 30, 2014	24,592,142	24,592	534,726,320	(115,565)	(296,447,566)	238,187,781
Balance January 1, 2015	24,809,142	24,809	535,233,573	(150,986)	(312,706,853)	222,400,543
Issuance of non-vested Class A common share awards	100,000	100	(100)	-	-	-
Share based compensation	-	-	490,839	-	-	490,839
Net loss	-	-	-	-	(81,837,965)	(81,837,965)
Other comprehensive income	-	-	-	150,986	-	150,986
Balance June 30, 2015	24,909,142	24,909	535,724,312	-	(394,544,818)	141,204,403

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015

Cash flows from operating activities
Net Loss	(35,536,894)	(81,837,965)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	8,912,078	9,911,305
Loss related to assets held for sale	-	47,639,830
Impairment loss	15,695,282	16,753,838
Loss on investment in affiliate	5,855,306	206,835
Gain from sale of assets	(402,805)	-
Amortization and write off of financing costs	1,752,996	379,350
Bad debt provisions	14,901	16,719
Share based compensation	1,358,961	490,839
(Gain) / loss from marketable securities, net	(11,598)	134,529
Unrealized gain on interest rate swaps	(69,512)	(209,777)
Equity in net loss / (income) of affiliate	258,022	(173,002)
Changes in assets and liabilities:
Trade receivables, net	2,421,963	2,646,666
Other receivables	(290,515)	60,531
Prepaid expenses	(122,260)	(474,523)
Inventories	(1,101,147)	(69,176)
Due from related parties	(406,602)	233,208
Trade accounts payable	168,391	(8,954)
Accrued expenses	892,174	701,902
Due to related parties	578,748	554,444
Deferred income	(308,396)	372,890
Net cash used in operating activities	(340,907)	(2,670,511)
Cash flow from investing activities
Net proceeds from the sale of assets	9,995,000	-
Acquisition of vessels and capital expenditures	(72,081,276)	(2,382,692)
Net proceeds from the sale of marketable securities	173,388	958,215
Net proceeds from the sale of investment in affiliate	-	2,936,196
Other fixed assets	(65,111)	(8,511)
(Increase in) / release of restricted cash	(1,949,473)	9,879,172
Net cash (used in) / from investing activities	(63,927,472)	11,382,380
Cash flows from financing activities
Proceeds from long-term debt	107,144,427	-
Repayment of long-term debt	(89,077,353)	(11,076,662)
Purchase of treasury stock	(170,461)	-
Payment of financing costs	(2,468,440)	(449,000)
Proceeds from the issuance of Class A common shares, net	39,741,152	-
Net cash from / (used in) financing activities	55,169,325	(11,525,662)
Net decrease in cash and cash equivelants	(9,099,054)	(2,813,793)
Cash and cash equivalents at the beginning of the period	31,301,957	7,030,507
Cash and cash equivalents at the end of the period	22,202,903	4,216,714

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. ("Paragon") is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below as of December 31, 2014 and June 30, 2015 and for the six months ended June 30, 2014 and 2015.

Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Company	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas (1)	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas (1)	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping And Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas	January 2013	2013	37,202
Adonia Enterprises S.A.	May 5, 2010	Liberia	Proud Seas	January 2014	2014	37,227
Alcyone International Marine Inc.	June 17, 2013	Liberia	Gentle Seas (1)	October 2014	2014	63,350
Neptune International Shipping & Trading S.A.	June 17, 2013	Liberia	Peaceful Seas (1)	October 2014	2014	63,331

(1) Refer to Notes 6 and 7

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

Vessel Under Construction Owning Subsidiaries (1):

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Amphitrite Shipping Inc.	June 17, 2013	Liberia	DY4050	Drybulk Carrier	2015	63,500
Mirabel International Maritime Co.	June 17, 2013	Liberia	DY4052	Drybulk Carrier	2015	63,500
Dolphin Sunrise Limited	February 25, 2014	Marshall Islands	YZJ1144	Drybulk Carrier	2016	81,800
Nautilus Investment Limited	February 25, 2014	Marshall Islands	YZJ1145	Drybulk Carrier	2016	81,800
Oceanus Investments Limited	February 25, 2014	Marshall Islands	YZJ1142	Drybulk Carrier	2016	81,800

(1) Refer to Note 5

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co. (1)	December 21, 2006	Marshall Islands
Ovation Services Inc. (1)	September 16, 2009	Marshall Islands
Irises Shipping Ltd. (1)	October 6, 2009	Marshall Islands
Letitia Shipping Limited (1)	May 4, 2010	Marshall Islands
Nereus Navigation Ltd. (1)	May 4, 2010	Marshall Islands
Ardelia Navigation Limited (1)	June 15, 2010	Liberia
Eridanus Trading Co. (1)	July 1, 2010	Liberia
Delfis Shipping Company S.A. (1)	February 7, 2011	Liberia

(1) In March and April 2015, the Company proceeded with the dissolution of the respective subsidiaries since they were no longer active

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2015. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2014 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (the "Annual Report").

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas") and Seacommercial Shipping Services S.A. ("Seacommercial"), both related parties wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer (refer to Note 4).

As of June 30, 2015, Mr. Michael Bodouroglou beneficially owned 28.3% of the Company's common stock.

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2014, except for the presentation of the deferred financing costs discussed below. See Note 2 of the Company's consolidated financial statements for the year ended December 31, 2014 included in the Company's Annual Report.

Recent Accounting Pronouncements:

In April 2015, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn't be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. Current guidance also conflicts with IFRS, which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset.

The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted.

The Company early adopted the new guidance effective for the financial statements for the fiscal year ending December 31, 2015 and interim periods within this fiscal year and thus presents deferred finance costs, net of accumulated amortization, as a reduction of long-term debt. In order to conform with the current period presentation, the Company has eliminated Deferred finance costs, net and has decreased the amount of Current portion of long-term debt by $722,533 and the amount of Long-term debt by $3,638,418 on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Company's results of operations, cash flows and net assets for any period.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

3. Going Concern

As of June 30, 2015, the Company was not in compliance with several financial and security cover ratio covenants contained in certain of its loan and credit facilities. The respective breaches were subsequently cured as the Company either extinguished the affected debt or obtained waivers and amendments for the affected covenants as of June 30, 2015, as discussed in Note 9.

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with several financial and security cover ratio covenants contained in certain of its loan and credit facilities on the applicable measurement dates in 2016. As a result of the cross default provisions included in the Company's debt agreements, actual breaches existing under its debt agreements could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders. Thus, as of June 30, 2015, the Company has classified its long-term debt, net of deferred financing costs, as current, along with the associated restricted cash and interest rate swap assets and liabilities. Furthermore, based on the Company's cash flow projections and following the cancellation of the debt financing relating to the Company's newbuilding vessels as discussed in Note 9, cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending June 30, 2016.

The Company is planning to further negotiate with its lenders to extend the existing waivers of the affected covenants. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today's low levels, including additional bank debt and future equity offerings. If the Company is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company may also consider selling the respective newbuilding contracts. As management believes that the negotiations with its lenders and other planned financing transactions will be successful, the accompanying interim condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties

On July 27, 2015, the Company proceeded with the sale and transfer of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer based on a mutually agreed value of $63,200,000 (refer to Note 7).

Other than the above, the following transactions with related parties occurred during the six months ended June 30, 2014 and 2015.

(a)	Allseas: The following amounts charged by Allseas are included in the accompanying unaudited interim condensed consolidated statements of comprehensive loss:

	Six Months Ended June 30,
	2014	2015
Included in Commissions
Charter hire commissions	$350,706	$-

Netted against Gain from sale of assets
Vessel sale & purchase commissions	$745,000	$-

Included in Vessel operating expenses
Superintendent fees	$193,351	$286,398

Included in Dry-docking expenses
Superintendent fees	$123,840	$16,260

Management fees - related party
Management fees (1)	$2,294,542	$2,173,940
Financial accounting and reporting services	379,224	375,002
Loretto agreement	880,015	-
Total Management fees – related party	$3,553,781	$2,548,942

Included in General and administrative expenses
Administrative fees	$19,695	$16,022
Executive services agreement	$1,986,790	$1,610,370

(1) The daily management fee per vessel is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2015, Allseas management fee was adjusted from €664.46 to €666.45 per vessel per day.

The following amounts charged by Allseas are capitalized and are included in Assets held for sale, Vessels, net and Advances for vessels under construction in the accompanying condensed consolidated balance sheets: Technical management and superintendent fees relating to newbuilding vessels, pre-delivery services and vessel purchase commissions, which in the aggregate amounted to $2,524,559 and $886,014 for the six months ended June 30, 2014 and 2015, respectively.

Each month, the Company funds a payment to Allseas to cover working capital needs equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. As of December 31, 2014 and June 30, 2015, the amount due from Allseas was $843,510 and $707,045, respectively.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(a)	Allseas - Continued

In January 2015, the Company's vessel owning subsidiaries signed amended and restated management agreements with Allseas, according to which a portion of the services that were previously provided by Allseas have been ceased. Pursuant to the terms of the amended and restated management agreements, effective January 2015, Allseas is no longer providing chartering and sale and purchase services, and as such the fees related to these services have been terminated. More specifically, the commissions representing the 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("Charter Hire Commission"), and the 1.00% of the price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement ("Vessel Commission") are no longer payable to Allseas.

On May 18, 2015, the Company entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for "good reason" or as a result of "change in control", as such terms are defined in the agreement, or terminated by the Company without "cause", as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the "termination date", as defined in the agreement, and (ii) compensation equal to three years' annual financial accounting services fee and financial reporting fee then applicable.

On May 18, 2015, the Company entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for "good reason" or as a result of "change in control", as such terms are defined in the agreement, or terminated by the Company without "cause", as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the "termination date", as defined in the agreement, (ii) compensation equal to three years' annual executive services fee then applicable, and (iii) 3,000,000 of the Company's common shares, issued for no consideration on the date of termination.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(b)                 Seacommercial

In January 2015, the Company's vessel owning subsidiaries signed brokerage services agreements with Seacommercial. Pursuant to the agreements, effective January 2015, Seacommercial provides full brokerage services in exchange for fees representing the 1.25% Charter Hire Commission and the 1.00% Vessel Commission.

The expenses incurred amounted to $0 and $251,826 for the six months ended June 30, 2014 and 2015, respectively, and are included in Commissions in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

The balances due to Seacommercial amounted to $0 and $32,229 as of December 31, 2014 and June 30, 2015, respectively.

In the third quarter of 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed above, the Company proceeded with the payment of 1.00% Vessel Commission, or $632,000, to Seacommercial.

(c)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: Rent expense under this lease amounted to $25,078 and $20,470 for the six months ended June 30, 2014 and 2015, respectively, and is included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

(d)	Crewcare Inc. ("Crewcare")

Manning Agency Agreements: The expenses incurred amounted to $201,851 and $237,417 for the six months ended June 30, 2014 and 2015, respectively, and are included in Vessel operating expenses.

Cadetship Program Agreement: The expenses incurred amounted to $75,000 and $130,000 for the six months ended June 30, 2014 and 2015, respectively, and are included in Vessel operating expenses.

The balances due to Crewcare amounted to $166,354 and $688,984 as of December 31, 2014 and June 30, 2015, respectively.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

5. Advances for Vessels under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

As of December 31, 2014, the Company's newbuilding contracts consisted of two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with scheduled delivery in 2015.

In May 2015, the Company agreed to postpone the delivery of the three Kamsarmax drybulk carriers currently under construction until the first quarter of 2016.

Based on the Company's cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company's newbuilding contracts that become due in the twelve-month period ending June 30, 2016. Furthermore, taking into consideration the cancellation of the undrawn portion of the syndicated loan facility led by Nordea Bank Finland Plc for an amount of up to $78,000,000 relating to the Company's newbuilding contracts as discussed in Note 9, as of June 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result, an impairment loss of $16,753,838 was recorded and is included in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2015 (refer to Note 11).

6. Vessels, Net

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$457,244,533	$(88,211,560)	$369,032,973
Transfer to assets held for sale	(123,200,995)	13,349,193	(109,851,802)
Depreciation for the period	-	(9,786,052)	(9,786,052)
Balance June 30, 2015	$334,043,538	$(84,648,419)	$249,395,119

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as of June 30, 2015.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

7. Assets Held for Sale

On June 25, 2015, a special committee consisting of the Company's five independent directors ("Special Committee") was assigned to investigate the potential block sale of four vessels of the Company's operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving the Company's liquidity. The Special Committee determined to be in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries ("Sale Transaction"). The Sale Transaction was based on a mutually agreed value of $63,200,000 for the four vessels transferred, net of a commission of 1.00% over such value, payable to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015 ("Sale Transaction Date"). The Sale Transaction did not include the transfer of any current assets and current liabilities existing prior to the Sale Transaction Date, apart from lubricant inventories, directly related to the transfer of the vessels and cash received in advance relating to revenue to be generated subsequent to the Sale Transaction Date.

As of June 30, 2015, the Company assessed that all the held for sale criteria were met for the assets and liabilities associated with the Sale Transaction. As of June 30, 2015, the Company reviewed the carrying amount in connection with the fair market value less cost to sell of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas. The review indicated that such carrying amounts were in excess of the fair value less cost to sell such vessels. Therefore, a loss of $47,639,830 was recorded and is separately reflected in Loss related to assets held for sale in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2015. Furthermore, the Company also reviewed the carrying amount in connection with the fair market value of the liabilities associated with the assets discussed above.

Assets held for sale as of June 30, 2015, represent the aggregate fair market value less cost to sell the assets associated with the Sale Transaction. Furthermore, liabilities associated with the Sale Transaction are separately presented under Liabilities associated with assets held for sale in the accompanying condensed consolidated balance sheet as of June 30, 2015. The major class of liabilities classified as associated with assets held for sale, consist of the respective long-term debt associated with the Sale Transaction with a carrying amount of $58,828,800 (refer to Note 9).

As discussed above, the Sale Transaction was concluded with the sale and transfer of all of the issued and registered shares of the respective vessel-owning subsidiaries, which held the ownerships and other contractual rights and obligations related to each of the sold vessels, including the vessels and their attached time charters. The Company accounted for the Sale Transaction as sale of assets.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

8. Investment in Affiliate

The following table is a reconciliation of the Company's investment in affiliate as presented on the accompanying condensed consolidated balance sheet:

Balance, December 31, 2014	$2,956,250
Equity in net income of affiliate	173,002
Net proceeds from the sale of investment in affiliate	(2,936,196)
Loss on investment in affiliate, excluding transfer of equity in other comprehensive loss of affiliate to losses	(193,056)
Balance, June 30, 2015	$-

As of December 31, 2014, the Company held 3,437,500 shares or 11.0% of Box Ships' common stock.

In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. The net proceeds from the sale of such shares amounted to $2,936,196.  A loss on investment in affiliate of $206,835, which consists of the difference between the fair value, as determined by the sale proceeds, and the book value of the shares of Box Ships of $193,056, as well as the previously recognized other comprehensive loss of affiliate of $13,779, was recorded and is included in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2015.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

9. Long-Term Debt

Debt	December 31, 2014	June 30, 2015
Loan and credit Facilities	$205,778,738	$194,702,076
Senior unsecured notes due 2021	25,000,000	25,000,000
Total long-term debt	230,778,738	219,702,076
Less: related deferred financing costs	4,360,951	4,086,601
Total long-term debt, net of deferred financing costs	226,417,787	215,615,475
Less: long-term debt associated with assets held for sale	-	58,828,800
Less: current portion of long-term debt, net of deferred financing costs, current	19,991,791	156,786,675
Long-term debt, net of current portion and deferred financing costs, non-current	$206,425,996	$-

The loan and credit facilities are secured by first-priority mortgages on all the vessels described in Note 1.

Details of the loan and credit facilities as of December 31, 2014 are discussed in Note 9 of the Company's consolidated financial statements for the year ended December 31, 2014 included in the Company's Annual Report.

On March 27, 2015, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of one and a portion of five of its scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016. The deferred amounts will be settled along with the balloon installment. In addition, the then pledged cash under the respective loan agreement was agreed to be utilized against the next principal payments until the final installment on the maturity of the loan. The bank also agreed to waive the minimum liquid assets and the security cover ratio covenants until the final maturity of the loan.

On May 13, 2015, the Company entered into an amending and restating agreement with Commerzbank AG, and agreed to defer a portion of its four scheduled quarterly installments due in 2015, and to waive the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. The deferred amounts will be settled along with the balloon installment. For any amounts deferred, the applicable margin will be 4.5%. The Company also agreed to a $3,000,000 partial prepayment by using the then pledged cash, a portion of which was prepaid in the first quarter of 2015, while the balance was paid upon signing the final documentation in May 2015.

On May 28, 2015, the Company agreed with Bank of Ireland to defer 50% of the quarterly installments due in 2015 and to waive the financial and security cover ratio covenants contained in the facility, effective from January 1, 2015 until March 31, 2016. The deferred amounts will be settled along with the balloon installment.

In June 2015, HSBC Bank Plc agreed to waive the minimum market value adjusted net worth and the security cover ratio covenants for the test period ending March 31, 2015.

On May 29, 2015, the syndicate led by Nordea Bank Finland Plc agreed to reduce the threshold of the security cover ratio covenant from 135% to 110%, effective from January 1, 2015 until March 31, 2015. The syndicate also agreed that any breach of the financial covenants contained in the respective facility for the test period ending March 31, 2015, shall not be deemed as an event of default. In addition, on July 31, 2015, the Company entered into a loan supplemental agreement and agreed, subject to certain conditions, to amended terms with the syndicate led by Nordea Bank Finland Plc, including the deferral of one and a portion of two of its scheduled quarterly installments due in the third quarter of 2015 through the first quarter of 2016. The deferred amounts will be settled along with the balloon installment. The Company also agreed to cancel the available borrowing capacity of up to $78,000,000 with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts. In addition, effective from April 1, 2015 until March 31, 2016, the syndicate agreed to waive the application of the ratio of market value adjusted shareholders' equity to the market value adjusted total assets, to amend the definition of the minimum working capital requirement to include only the trade working capital, to amend the definition of the minimum liquidity requirement to be equal to or greater than $250,000 per vessel owned, and to reduce the threshold of the security cover ratio covenant from 135% to 105%.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

9. Long-Term Debt – Continued

On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed in Note 7, the Company proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc and HSH Nordbank AG, amounting to $56,436,400 in the aggregate.

Following the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc and the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG discussed above, the Company proceeded with the write-off of the unamortized financing costs of the respective facilities of $1,716,618, which will be recorded in the third quarter of 2015.

As of June 30, 2015, the Company had no unused facility available to be drawn down with respect to its loan and credit facilities.

As of June 30, 2015, the Company was not in compliance with the minimum liquid assets, the minimum market value adjusted net worth, the maximum leverage ratio, the minimum equity ratio, the minimum working capital and the security cover ratio covenants contained in three of its loan and credit facilities. The respective breaches were subsequently cured as the Company either extinguished the affected debt or obtained waivers and amendments for the affected covenants as of June 30, 2015, as discussed above.

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with several financial and security cover ratio covenants contained in certain of its loan and credit facilities on the applicable measurement dates in 2016. As a result of the cross default provisions included in the Company's debt agreements, actual breaches existing under its debt agreements could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders. Thus, as of June 30, 2015, the Company has classified its long-term debt, net of deferred financing costs, as current, along with the associated restricted cash and interest rate swap assets and liabilities, as discussed in Note 3. Furthermore, based on the Company's cash flow projections and following the cancellation of the debt financing relating to the Company's newbuilding vessels as discussed above, cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending June 30, 2016.

The Company is planning to further negotiate with its lenders to extend the existing waivers of the affected covenants. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today's low levels, including additional bank debt, future equity offerings and potential sale of assets.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates as described below.

As of December 31, 2014 and June 30, 2015, the Company's outstanding interest rate swaps had a combined notional amount of $56,208,156 and $49,823,843, respectively. Details of the interest rate swap agreements, as of December 31, 2014 and June 30, 2015, are outlined below:

Interest rate swaps - Not qualified for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2014	Notional amount As of June 30, 2015	Fixed rate	Floating rate
Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$25,500,000	$20,400,000	2.465%	3-month LIBOR
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	$4,560,000	$4,320,000	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	$9,562,500	$9,187,500	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	$5,918,791	$5,677,208	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	$5,885,615	$5,645,385	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	$4,781,250	$4,593,750	0.980%	3-month LIBOR
TOTAL			$56,208,156	$49,823,843

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.
(2) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.
(3) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.
(4) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.
(5) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.
(6) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

As of December 31, 2014 and June 30, 2015, the Company had no interest rate swaps qualified for hedge accounting.

Following the extinguishment of the loan facilities with HSH Nordbank AG and HSBC Bank Plc as discussed in Note 9, in July 2015, the Company also proceeded with the cancellation of the respective swap agreements. The cancellation of these swap agreements resulted in an aggregate loss of $155,300, which will be recorded in the third quarter of 2015.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

11. Financial Instruments and Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

The Company's Notes trade on NASDAQ under the symbol "PRGNL" and therefore are considered Level 1 items in accordance with the fair value hierarchy. As of June 30, 2015, the fair value of the Company's Notes based on their quoted close price of $8.33 per Note was $8,330,000 in the aggregate.

When the interest rate swap contracts (refer to Note 10) qualify for hedge accounting, the Company recognizes the effective portion of the gain / (loss) on the hedging instruments directly in other comprehensive income / (loss) in the statement of shareholders' equity, while the ineffective portion, if any, is recognized immediately in current period statement of comprehensive income / (loss). When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of comprehensive income / (loss).

Information on the location and amounts of derivative fair values in the accompanying condensed consolidated balance sheets and derivative gains / (losses) in the accompanying unaudited interim condensed consolidated statements of comprehensive loss and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2014	June 30, 2015
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current Assets – Interest rate swaps	$-	$(1,894)
Interest rate swaps	Non-Current Assets – Interest rate swaps	(66,475)	-
Interest rate swaps	Current liabilities – Interest rate swaps	589,896	332,907
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	17,369	-
Total derivatives		$540,790	$331,013

Effect of Derivative Instruments designated as hedging instruments

Loss Recognized in Accumulated Other Comprehensive Loss – Effective Portion

	Six Months Ended June 30,
	2014	2015
Interest rate swaps	$131,238	$-
Total	$131,238	$-

Location of Loss Transferred from Accumulated Other Comprehensive Loss in Statement of Comprehensive Loss – Effective Portion

		Six Months Ended June 30,
Location		2014	2015
Interest rate swaps – Realized Loss	Interest and finance costs	$(98,656)	$-
Total		$(98,656)	$-

There was no ineffective portion of the gain / (loss) on the hedging instruments for the six months ended June 30, 2014 and 2015. No hedge accounting was applicable for the six month period ended June 30, 2015.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

11. Financial Instruments and Fair Value Disclosures – Continued

Effect of Derivative Instruments not designated as hedging instruments

		Six Months Ended June 30,
Location of Gain / (Loss) Recognized		2014	2015
Interest rate swaps – Fair value	Loss on derivatives, net	$69,512	$209,777
Interest rate swaps – Realized Loss	Loss on derivatives, net	(405,175)	(408,707)
Net loss on derivatives		$(335,663)	$(198,930)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements (refer to Note 10) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2014 and June 30, 2015.

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2014	June 30, 2015
Interest rate swaps – asset	$(66,475)	$(1,894)
Interest rate swaps – liability	607,265	332,907
Total	$540,790	$331,013

Marketable securities – shares of Korea Line Corporation ("KLC"):

As of December 31, 2014, the Company held 44,550 KLC shares. The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

During the second quarter of 2015, the Company sold the total of 44,550 KLC shares at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $958,215, net of commissions. A loss from marketable securities, net, of $134,529 was recorded and is included in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2015.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

11. Financial Instruments and Fair Value Disclosures – Continued

Financial Instruments and Assets that are measured at fair value on a non-recurring basis

Assets held for sale / Liabilities associated with assets held for sale:

During the six months ended June 30, 2015, in accordance with the accounting guidance relating to long-lived assets held for sale, the Company recognized a loss on four of its vessels, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, prior to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries in July 27, 2015, as discussed in Note 7.

Details for the loss recorded on the respective assets and associated liabilities are noted in the table below:

	Significant Other Observable Inputs (Level 2)	Loss
Assets held for sale	$62,568,000	$47,283,802
Liabilities associated with assets held for sale	$58,997,676	$-

The fair value of the assets held for sale is based on the Company's best estimate of the value of the vessels, which is in line with the value of $63,200,000, less 1.00% commission, for the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries that the Company agreed in July 2015 (refer to Note 7).

The fair value of the liabilities associated with assets held for sale, which consists of the carrying amount of the long-term debt and other liabilities associated with the Sale Transaction, approximates their carrying value, predominantly due to the variable interest rate and short-term nature thereof.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

11. Financial Instruments and Fair Value Disclosures – Continued

Financial Instruments and Assets that are measured at fair value on a non-recurring basis – Continued

Advances for vessels under construction:

During the six months ended June 30, 2015, in accordance with the accounting guidance relating to long-lived assets held and used, the Company recognized an impairment loss on the advances for vessels under construction relating to the five newbuilding vessels with Hull numbers DY4050, DY4052, YZJ1144, YZJ1145 and YZJ1142 as discussed in Note 5.

Details for the impairment charge on the advances for vessels under construction are noted in the table below:

	Significant Other Observable Inputs (Level 2)	Loss
Advances for vessels under construction	$35,299,383	$16,753,838

The fair value is based on the Company's best estimate of the value of the vessels on a time charter free basis, and is supported by the reported resale prices of an independent shipbroker as of June 30, 2015, which are mainly based on recent sales and purchase transactions of similar vessels.

As of December 31, 2014 and June 30, 2015, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above and in Note 11 in the Company's Annual Report.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

12. Capital Structure

Share buyback program

On May 12, 2014, the Company's Board of Directors authorized a share buyback program of up to $10,000,000 for a period of twelve months. Pursuant to the share buyback program, as of December 31, 2014, the Company had purchased and cancelled 30,000 of its common shares at an average price of $5.6820 per share, while no further shares were purchased during the six months ended June 30, 2015. Following the expiration of the twelve-month period, on May 12, 2015, the share buyback program was ended.

As of December 31, 2014 and June 30, 2015, the Company had a total of 24,809,142 and 24,909,142 Class A common shares outstanding, respectively, and no other class of shares outstanding.

13. Share Based Payments - Equity incentive plan - Non-vested share awards

A summary of the activity for non-vested share awards for the six months ended June 30, 2015, is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2014	348,500	$4.15
Granted	100,000	1.74
Non-vested, June 30, 2015	448,500	$3.85

The remaining unrecognized compensation cost amounting to $868,947 as of June 30, 2015, is expected to be recognized over the remaining weighted average period of 0.9 years, according to the contractual terms of those non-vested share awards.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

14. Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2014 and 2015:

Basic and diluted EPS – Class A common shares – The two class method EPS is calculated as follows:

	Six Months Ended June 30,
Numerators	2014	2015
Net loss	$(35,536,894)	$(81,837,965)
Less: Net loss attributable to non-vested share awards	570,474	1,363,398
Net loss attributable to common shareholders	$(34,966,420)	$(80,474,567)

Denominators
Weighted average common shares outstanding, basic and diluted	22,414,824	24,460,642

Net loss per common share, basic and diluted	$(1.56)	$(3.29)

Weighted Average Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards and Class A common shares issued for exercised stock option awards from the date they are issued or vested.

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A common shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 2,800 (June 30, 2014: 2,800) stock option awards and 448,500 non-vested share awards (June 30, 2014: 371,000) in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

15. Commitments and Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of June 30, 2015, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Newbuilding Commitments:

Future newbuilding installments based on the non-cancelable newbuilding contracts as of June 30, 2015 are as follows:

To June 30,
2016	$101,700,617
Total	$101,700,617

16. Subsequent Events

Sale Issued and Registered Shares of the Vessel-Owning Subsidiaries of M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas

In July 2015, the Special Committee agreed to the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou. The Sale Transaction was based on a mutually agreed value of $63,200,000 for the four vessels transferred, net of a commission of 1.00% over such value, payable to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015. Furthermore, in the third quarter of 2015, the Company proceeded with the payment of 1.00% Vessel Commission, or $632,000, to Seacommercial (refer to Notes 4 and 7).

On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed in Note 7, the Company proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc and HSH Nordbank AG, amounting to $56,436,400 in the aggregate (refer to Note 9).

Loan and Credit Facilities

On July 31, 2015, the Company entered into a loan supplemental agreement and agreed, subject to certain conditions, to amended terms with the syndicate led by Nordea Bank Finland Plc. The Company also agreed to cancel the available borrowing capacity of up to $78,000,000 with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts (refer to Note 9).

Swap Agreements

In July 2015, the Company proceeded with the cancellation of the swap agreements with HSH Nordbank AG and HSBC Bank Plc. The cancellation of these swap agreements resulted in an aggregate loss of $155,300, which will be recorded in the third quarter of 2015 (refer to Note 10).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 4, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer